UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
QualMark Corporation

(Name of Issuer)
Common Shares, without par value

(Title of Class of Securities)
747587 103

(CUSIP Number)
Christopher Roser
1105 Spruce Street
BOULDER, CO 80302
(303) 443-7935

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 21, 2007

(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule
13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	747587 103	SCHEDULE 13D

1	NAME OF REPORTING PERSON Christopher Roser I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Colorado

	7	SOLE VOTING POWER

NUMBER OF		152,408* * Mr. Roser has granted a proxy to an independent third party for a portion of these shares, as described below.

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,666,604

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		152,408

WITH	10	SHARED DISPOSITIVE POWER

4,666,604

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,819,012

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

50.1%

14	TYPE OF REPORTING PERSON (See Instructions)

IN

CUSIP No.	747587 103	SCHEDULE 13D

1	NAME OF REPORTING PERSON James Roser I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Colorado

	7	SOLE VOTING POWER

NUMBER OF		28,733

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,667,304

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		28,733

WITH	10	SHARED DISPOSITIVE POWER

		4,667,304

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,699,037

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	48.8%

14	TYPE OF REPORTING PERSON (See Instructions)

	IN

CUSIP No.	747587 103	SCHEDULE 13D

1	NAME OF REPORTING PERSON Roser Partnership III, SBIC, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) 84-1472460

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Colorado

	7	SOLE VOTING POWER

NUMBER OF		4,666,604

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,666,604

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,666,604

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	48.5%

14	TYPE OF REPORTING PERSON (See Instructions)

	PN

Item 1. Security and Issuer.
     This Statement on Schedule 13D relates to the common stock without par value (the “Common Stock”) of QualMark Corporation (the “Company”). The principal executive offices of the Company are at 4580 Florence Street, Denver, CO 80238.
Item 2. Identity and Background.
     The persons filing this statement are Christopher Roser, James Roser and the Roser Partnership III, SBIC, LP (the “Partnership”). Christopher and James Roser beneficially own shares of Common Stock of the Company in the name of the Partnership, as well as in their own names. Christopher and James Roser are the Managers of the General Partner of the Partnership.
     The address of Christopher Roser’s, James Roser’s, and the Partnership’s principal business is 1105 Spruce Street, Boulder, CO 80302. Christopher and James are United States citizens, and the Partnership is formed under the laws of the State of Colorado. Christopher’s, James’ and the Partnership’s principal business is that of investing in various businesses.
     During the last five years, Christopher Roser, James Roser and the Partnership (the “Roser Affiliates”) have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     The Roser Affiliates have acquired Common Stock and other securities of the Company in various transactions over the last 13 years. For a list and explanation of these transactions, see Attachment A attached hereto.
     The most recent transaction occurred on December 21, 2007. Pursuant to the Stock and Warrant Purchase Agreement dated as of December 21, 2007 between the Partnership, Christopher Roser and the Company (the “Purchase Agreement”), Christopher Roser and the Partnership collectively purchased 781,250 shares of Common Stock of the Company in a private placement on December 20, 2007 at a price of $0.768 per share. (The Partnership purchased 651,042 shares, and Christopher Roser purchased 130,208 shares.) The purchase of the Common Stock was made from the Partnership’s working capital and Christopher Roser’s personal funds. Christopher Roser and the Partnership also received warrants to purchase a total of 781,250 additional shares of Common Stock.
Item 4. Purpose of Transaction.
     The various direct and indirect acquisitions of securities of the Company by the Roser Affiliates were made primarily for investment purposes.
     The Roser Affiliates hold their shares of the Common Stock of the Company for investment purposes. The Roser Affiliates have no plans nor proposals which relate to or would result in any of the actions enumerated in clauses (a)-(j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended.
     However, in connection with the Purchase Agreement, the membership of the Board of Directors of the Company was amended. Two directors resigned and two new directors were appointed. Christopher Roser was appointed as the Chairman of the Board. James Roser has been a director of the Company since 1999, and Christopher Roser has been a director of the Company since 2005.
     Item 5. Interest in Securities of the Issuer.

     The Company is believed to have 9,623,144 shares of Common Stock outstanding.
     Christopher Roser, James Roser and the Partnership collectively beneficially own 4,848,445 shares of the Common Stock, or approximately 50.4% of the outstanding Common Stock.
     Christopher Roser and James Roser share the power to vote and dispose of 4,666,604 shares of Common Stock owned in the name of the Partnership. They are the Managers of the General Partner of the Partnership. The Partnership also owns warrants to purchase an additional 651,042 shares of Common Stock.
     Christopher Roser has the sole power to vote and dispose of 152,408 shares of Common Stock, which includes 11,000 shares owned in the name of his minor children and 141,408 shares owned in his name. Mr. Roser also owns warrants to purchase an additional 130,208 shares of Common Stock.
     James Roser has the sole power to vote and dispose of 28,733 shares which are owned in his name. James’ wife, Becky Roser, also owns 700 shares of the Company, which James is deemed to beneficially own.
     Except for the transaction described in Item 3 above, during the past sixty days there have been no transactions in shares of Common Stock of the Company by Mr. Roser or the Partnership.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Christopher Roser, the Partnership, and the Company have entered into an Investor Rights Agreement pursuant to which Christopher Roser and the Partnership have registration rights to demand that the Company file registration statements relating to the shares of common stock purchased under the Purchase Agreement.
     Christopher Roser has granted an independent third party, Mr. Gerald Laber, a proxy for that number of shares beneficially owned by Christopher Roser that exceed 49.9% of the issued and outstanding shares of the Company. Such proxy shall exist until the first to occur of (i) such number is reduced to zero (0), or (ii) the second anniversary of the closing date of the Purchase Agreement.
Item 7. Material to Be Filed as Exhibits.
Investor Rights Agreement by and among the Partnership, Christopher Roser, and the Company
Irrevocable Proxy Granted by Christopher Roser, December 21, 2007

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 31, 2007

The Roser Partnership III, SBIC, LP
By:	/s/ Christopher Roser
Christopher Roser, Manager of its General Partner

/s/ Christopher Roser
Christopher Roser

/s/ James Roser
James Roser

Attention: Intentional misstatements or omissions of fact
constitute Federal Criminal violations (See 18 U.S.C. 1001)

ATTACHMENT A

The following is a list of the transactions of Roser Affiliates from September 1994 until December 20, 2007. “Roser Affiliates” include Roser Partnership II, SBIC, LP (“Partnership II”), Roser Partnership III, SBIC, LP (“Partnership III”), James Roser, and Christopher Roser. All funds used to make purchases were from working capital, if the purchase was made by an entity, or from personal funds, if the purchase was made by an individual.
1. On January 1, 1994, James Roser purchased 26,433 shares in his own name.
2. In September 1994, Partnership II received 10,547 warrants to purchase Series A Preferred Stock at a conversion price of $2.13 per share. The exercise period for the warrants was from April 1, 1995 to April 1, 2000. These warrants were issued in connection with a loan to the Company of $75,000, which was due and payable on April 1, 1995. The warrants were converted into Common Stock, as described in transaction 4 below. See the Definitive Proxy on Form 14A filed by the Company on April 16, 1997 for further information.
3. In December 1995, Partnership II received from the Company common stock warrants to purchase 10,001 shares of Common Stock at a price of #3.375 per share. These warrants were issued in consideration of a bridge note issued in the amount of $100,000 from Partnership II to the Company. The bridge note was paid off with the proceeds of the Company’s initial public offering. See the Definitive Proxy on Form 14A filed by the Company on April 16, 1997 for further information.
4. In March 1996, Partnership II purchased 37,755 shares of Common Stock at a price of $2.45 per share from a third party.
5. At the time of the Company’s initial public offering, Roser Partnership II agreed to convert 10,547 warrants to purchase Series A Preferred Stock into 10,547 shares of Common Stock at a price of $2.13 per share.
6. On September 1, 1999, Partnership III purchased from the Company 465,116 Series A Convertible Preferred Shares at a price of $2.15 per share. Partnership III also received common stock warrants to purchase 139,535 shares of Common Stock at a price of $2.50 per share. Partnership III paid an aggregate price of $1,000,000 for these securities. See the Current Report on Form 8-k filed on September 8, 1999 for additional information.
7. In May 2000, James Roser acquired common stock options to purchase up to 5,000 shares of Common Stock at a price of $3.28 per share. The options were exercisable immediately and will expire in May 2010. Mr. Roser received these shares due to his service on the Board of Directors. See the Definitive Proxy Statement on Form 14A filed by the Company on May 2, 2001 for further information.
8. In April 2001, James Roser received common stock options to purchase up to 7,000 shares of Common Stock at a price of $1.50 per share. The options were immediately exercisable and will expire in April 2011. Mr. Roser received these options due to his service on the Board of Directors. See the Definitive Proxy Statement on Form 14A filed by the Company on April 10, 2002 for further information.
9. On March 27, 2002, Partnership III agreed to convert 575,312 Series A Convertible Shares into 575,312 Series B Convertible Preferred Shares and 387,357 common stock warrants. The purpose of this transaction was to grant Partnership III convertible shares whose conversion price was more in line with the current value of the Company. The conversion price of the Series B Convertible Preferred Shares is $0.922 per share. The common stock warrants were immediately exercisable and expired on March 11, 2007. See the Definitive Proxy Statement filed on Form 14A on April 10, 2003 for additional information. Partnership II also purchased 1,000 Series C Convertible Preferred Shares. The conversion price of the Series C Shares was $0.6454. Partnership III paid a total of $1,000,000 for the Series C Shares. For more information regarding the Series C transaction, see the Current Report on Form 8-K filed on April 3, 2002.
10. On March 31, 2002, Partnership III received a dividend from its Series B Shares of 626 additional Series B Shares with a value of $2.15 each.
11. On March 24, 2003, Partnership III received dividends on its Series C Shares of 63 new Series C Shares and on its Series B Shares of 35,853 new Series B Shares. After the dividend, Partnership III owned 1,063 Series C Shares and 606,866 Series B Shares.

12. Also on March 24, 2003, James Roser received common stock options to purchase 7,000 shares of Common Stock at a price of $0.60 per share. The options were immediately exercisable and will expire on March 24, 2013. Mr. Roser received these options due to his service on the Board of Directors. See the Definitive Proxy Statement on Form 14A filed by the Company on April 27, 2004 for further information.
13. James Roser purchased 80 shares of Common Stock on December 31, 2003 for a price of $0.95 per share.
14. On April 15, 2004, James Roser received common stock options to purchase 7,000 shares of Common Stock at a price of $1.40 per share. The options were immediately exercisable and will expire on April 15, 2014. Mr. Roser received these options due to his service on the Board of Directors. See the Definitive Proxy Statement on Form 14A filed by the Company on April 22, 2005 for further information.
15. On August 19, 2004, Christopher Roser purchased 2,500 shares of Common Stock at a price of $1.38 per share. These shares were purchased in the name of Mr. Roser’s minor children.
16. On August 25, 2004, Christopher Roser purchased 2,500 shares of Common Stock at a price of $1.38 per share. These shares were purchased in the name of Mr. Roser’s minor children.
17. On November 2, 2004, James Roser purchased 1,500 shares of Common Stock in his own name at a price of $1.43 per share.
18. Partnership III converted 417,153 common stock warrants in a cashless exercise to purchase 220,983 shares of Common Stock on July 29, 2005. The purchase price was $1.265 per share.
19. On November 1, 2005, James Roser received common stock options to purchase 7,000 shares of Common Stock at a price of $2.55 per share. Mr. Roser received these options due to his service on the Board of Directors. See the Definitive Proxy Statement on Form 14A filed by the Company on May 4, 2006 for further information.
20. On March 23, 2006, Partnership III sold 7,000 shares of Common Stock at a price of $2.15 per share and 5,000 shares of Common Stock at a price of $2.14 per share.
21. On March 24, 2006, Partnership III sold 1,000 shares of Common Stock at a price of $2.15 per share.
22. On May 5, 2006, Christopher Roser and James Roser each received common stock options to purchase 7,000 shares of Common Stock each at a price of $2.05. These options were granted to the Rosers due to their service on the Board of Directors. See the Definitive Proxy Statement on Form 14A filed by the Company on May 15, 2007 for further information.
23. On August 11, 2006, Partnership III converted 809,476 shares of Series B Preferred Stock into 1,887,607 shares of Common Stock at a conversion price of $0.922 per share.
24. Partnership III sold 350,000 shares of Common Stock at a price of $1.55 per share on August 15, 2006.
25. Partnership III sold 1,000 shares of Common Stock for a price of $1.70 per share on August 22, 2006. On the same date, Partnership III also sold 164,800 shares of Common Stock at a price of $1.60 per share.
26. On August 28, 2006, Partnership III converted 1,423 shares of Series C Preferred Stock into 2,374,437 shares of Common Stock at a price of $0.5993 per share.
27. Partnership III sold 15,000 shares of Common Stock at a price of $1.70 per share on August 30, 2006.
28. On August 31, 2006, Partnership III sold 24,500 shares of Common Stock at a price of $1.70 per share.
29. On September 6, 2006, Partnership III sold 8,000 shares of Common Stock at a price of $1.70 per share.

30. Partnership III sold 20,000 shares of Common Stock at a price of $1.50 per share on November 17, 2006.
31. On November 28, 2006, Partnership III sold 5,000 shares of Common Stock at a price of $1.50 per share.
32. Partnership III sold 12,500 shares of Common Stock at a price of $1.50 per share on November 30, 2006.
33. Partnership III sold 2,000 shares of Common Stock at a price of $1.45 per share on March 9, 2007.
34. On March 21, 2007, Partnership III sold 1,200 shares of Common Stock a price of $1.50 per share.
35. On May 10, 2007, Partnership II sold 5,000 shares of Common Stock at the price of $1.55 per share.
36. On May 14, 2007 Partnership II sold 5,000 shares of Common Stock at a price of $1.55 per share.
37. Partnership III sold 3,000 shares of Common Stock at a price of $1.55 per share on May 14, 2007.
38. On May 31, 2007 Partnership II sold 7,800 shares of Common Stock at a price of $1.38 per share and 2,300 shares of Common Stock at $1.40 per share.